Blyth, Inc.
One East Weaver Street
Greenwich, CT 06831

Via EDGAR

February 1, 2011

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:         Blyth, Inc.
Form 10-K for the Year Ended January 31, 2010
Forms 10-Q for the Periods Ended April 30, 2010, July 31, 2010 and
October 31, 2010
File No. 1-13026

Dear Mr. Decker:

We are in receipt of your comment letter dated January 20, 2011 relating to the above documents filed with the Securities and Exchange Commission.  In accordance with paragraph 2 of your letter, we hereby advise you that we will respond to the comment letter by February 17, 2011.

Sincerely,

Robert H. Barghaus
Chief Financial Officer